Lihir Gold Limited	Level 9, AAMI Building, 500 Queen Street Brisbane QLD 4000 Australia (GPO Box 905, Brisbane QLD 4001 Australia)

Incorporated in Papua New Guinea ARBN 069 803 998	tel 07 3318 3300 fax 07 3318 9203 www.lihir.com.pg

June 9, 2006
Mr H Roger Schwall
Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549
Dear Mr Schwall
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 30, 2005
Response Letter Dated April 17, 2006
File No. 0-26860
Set forth below is the responses of Lihir Gold Limited (“the Company”) to comments in the letter from the Engineering Division of Corporate Finance of the Securities and Exchange Commission dated April 17, 2006 regarding the above-referenced materials.
The Engineering comments are indicated in bold, and are immediately followed by the Company’s response thereto. All references to page numbers in our responses reflect pagination in the relevant marked up changes of the Form 20-F enclosed with this letter.
1. We reviewed your cut-off grade calculation for the proven and probable ore that was segregated into mill feed and stockpiled material. The cut-off grade presented appears to address only the stockpiled material cut-off grade. This calculation is very similar to a marginal/optimized incremental cut-off grade calculation, which defines material within the final pit shell/design that contributes to the project cash flow, but will not support full mining costs. The disclosure of the marginally optimized incremental cut-off grades may suggest all material above this grade can be profitably mined and that this cut-off grade supports the full costs of mining, processing and sales. Please disclose the cut-off grade for material placements within the stockpile separately from your primary cut-off grade for mill feed. This may require the disclosure of two cut-off grades, including all the supporting economic and metallurgical parameters within the footnotes. One set may be disclosed for the open pit ore mined and a second set for the stockpiled materials. Please clearly disclose the expected metallurgical recoveries for each material type. The costs may be derived from the present mine plan using average costs and demonstrated metallurgical recoveries.
Response:
We submit our response to this question as an extension of the information provided in the 20-F submission on page 18 entitled “Production Scheduling” and also Table 2 “Pit Optimisation Methodology” and associated discussion included within our response to comment 28 of our letter dated 3 November 2005. Please refer to Page 18 — Description of Operations Mining and, in particular “Production Scheduling” for further information.

Mr H Roger Schwall June 9, 2006	2.

We supplementally advise the following information which we feel is too detailed to include in our annual submission:
Further information on Plant and Stockpile Cut off Grade Determination
The cut off grade optimization process incorporates costs associated with break even cut off grade and with the cost of mining and milling parameters including drill and blast costs, loading and haulage costs, mining overheads, mill throughputs, mill blending strategies, mill recoveries, sulfur content, ore depth and haul distance. The cut-off grade optimization process will consider the combinations of these mining and process plant physical and cost variables to derive the optimum cut off grade to maximize business value. The mine planning phase then considers the optimum cut off grade with practical issues of blending and additional mill throughput constraints of hardness index, sulfur ranges and material types. The autoclave throughput to sulfur grade relationship varies with pulp density, which is dependent on the settling characteristics of the ore. In general, the softer (high clay) ores yield a lower pulp density than the harder (fresh rock) ores. Work index or hardness of the material, determines the rate of feed through the grinding circuits. The heat required to maintain the operating pressures and temperatures in the autoclaves is derived from oxidation of the sulfides. Oxidation of the sulfides (and, hence, liberation of the gold) takes a finite period of time and thus residence time may constrain throughput. The mill feed constraints are represented by the general curves in the following graphics.
Plant Optimisation for selected Pulp Density and Sulfur grades

Mr H Roger Schwall June 9, 2006	3.

Plant Optimisation for selected Hardness/Work Index and Sulfur grades
The resultant primary cut-off grades from the design process for plant feed during the “mining period” by years are shown in the following table.
Cut off Grade strategy for Plant Feed
The stockpile cut off grade is used to determine if lower value ore should be stockpiled for later processing in the “stockpile processing period” or wasted, and thus has imputed costs that refer to post “mining period” hauling and processing costs. The mining cost for the “stockpile processing period” material is sunk into the determination of direct feed material during the “mining period”. For example, the primary direct feed for the mill feed grade for the future plans in the process plant with an additional flotation circuit has cut off grades that vary from 2.2 to 4.5 g/t with an average of 3.1g/t over the “mining period”. The stockpile cut off grade to determine the stockpiled material for processing during the “stockpile processing period” is 1.45g/t for 2006 and drops to 1.35g/t from 2007. Therefore, on average, ore between 1.45g/t and 3.1g/t is stockpiled for later use.

Mr H Roger Schwall June 9, 2006	4.

Further information on Metallurgical Recovery
The planned metallurgical recovery is determined from current historical operating experience and realistically expected future plant performance. It has been shown to be a logarithmic average by all material types that varies with gold grade. Reviews undertaken on stockpile material conclude that for lower grade ores the existing logarithmic recovery function is reasonably justified for estimating Ore Reserves under current and future plant operating conditions. However test work is being undertaken to further evaluate the varying recovery relationships by material type including stockpile material.
This relationship is described by:
For feed ore during “mining period” the recovery is approximately 88% to 92% whilst the recovery of material through the “stockpile processing period” is approximately 84% to 87%.
Conclusion
If you have any questions or comments regarding our responses, please contact Paul Fulton of Lihir in Australia on +61 7 3318 3318 or Facsimile +61 7 3318 9203 and +675 986 4018.
Very Truly Yours
Paul Fulton
Chief Financial Officer
Lihir Gold Limited